EXHIBIT 21.1
Subsidiaries of the Registrant

State of Incorporation
Entity	or Formation
Guarantee Insurance Company	Florida

Guarantee Insurance Group, Inc.	Delaware

Patriot Insurance Management Company	Delaware

Patriot Re International, Inc.	Delaware

Patriot Risk Management of Florida, Inc.	Delaware

Patriot Risk Services, Inc.	Delaware

PRS Group, Inc.	Delaware

Patriot Underwriters, Inc.	Delaware

Patriot General Agency, Inc.	Delaware

Patriot Recovery, Inc.	Delaware